Parvenu

Income Statement
For the Year Ending [Dec 31, 2019]

Revenue	2019
Sales revenue	14
(Less sales returns and allowances)	
Service revenue	
Interest revenue	
Other revenue	
Total Revenues	**14**

Expenses	
Advertising	
Bad debt	
Commissions	
Cost of goods sold	
Depreciation	
Employee benefits	
Furniture and equipment	
Insurance	
Interest expense	
Maintenance and repairs	
Office supplies	
Payroll taxes	
Rent	
Research and development	
Salaries and wages	39,371
Software	37,355
Travel	
Utilities	
Web hosting and domains	
Other	
Total Expenses	**76,726**

Net Income Before Taxes	(76,712)
Income tax expense	

Income from Continuing Operations	**(76,712)**

Below-the-Line Items	
Income from discontinued operations	
Effect of accounting changes	
Extraordinary items	

Net Income	**(76,712)**